Exhibit 99.1

May 7, 2012

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers
Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon
Registrar of Securities, Nunavut

RE:	HARRY WINSTON DIAMOND CORPORATION

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	July 18, 2012
RECORD DATE FOR NOTICE:	June 1, 2012
RECORD DATE FOR VOTING:	June 1, 2012
BENEFICIAL OWNERSHIP DETERMINATION DATE:	June 1, 2012
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

(Signed) Vijaya Somasundharem
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

sg/NM_HarryWinston